United States securities and exchange commission logo





                            November 30, 2023

       John Hanson
       Chief Financial Officer
       Turtle Beach Corp
       44 South Broadway
       4th Floor
       White Plains, NY 10601

                                                        Re: Turtle Beach Corp
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Response Dated
October 6, 2023
                                                            File No. 001-35465

       Dear John Hanson:

              We have reviewed your October 6, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 20,
       2023 letter.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Performance Indicators and Non-GAAP Measures, page 27

   1. We have reviewed your response to prior comments 1 and 2. Based on your responses, the adjustments to your
non-GAAP financial measures for employee and executive
                                                        retention costs and for
inventory and component related reserves appear to be normal operating expenses
necessary to operate your business. As such, these adjustments are inconsistent with
Question 100.01 of the Non-GAAP Financial Measures Compliance
                                                        & Disclosure
Interpretations. Please revise your non-GAAP measures in future filings to remove these
adjustments.
 John Hanson
FirstName  LastNameJohn   Hanson
Turtle Beach Corp
Comapany 30,
November   NameTurtle
               2023    Beach Corp
November
Page 2     30, 2023 Page 2
FirstName LastName
       Please contact Mindy Hooker at 202-551-3732 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing